Exhibit 99

ALLETE First Quarter 2008 Form 10-Q

	For Release:	May 2, 2008
	Contact:	Steve Kinney
218-722-5642
hkinney@allete.com
	Investor	Tim Thorp
	Contact:	218-723-3953
tthorp@allete.com
NEWS

ALLETE reports first quarter 2008 earnings of 82 cents per share

Duluth, Minn. -- ALLETE, Inc. (NYSE: ALE) today reported first quarter 2008 earnings of 82 cents per share, compared to 93 cents per share in the first quarter of 2007.

Net income in the quarter ending March 31, 2008 was $23.6 million on revenue of $213.4 million, compared to net income of $26.3 million on revenue of $205.3 million in the first quarter a year ago.

“Financial performance in the first quarter was in line with our expectations,” said Don Shippar, ALLETE’s chairman, president and CEO. “We’re on track to meet our earnings expectations of $2.70 to $2.90 per share in 2008.”

ALLETE’s Regulated Utility income declined in the first quarter of 2008 compared to 2007. Higher operating expenses and reduced margins on sales to other power suppliers were partially offset by additional revenue from customer rate adjustments that recover the costs of environmental retrofits now underway. The quarter also included increased electricity demand due, in part, to colder winter weather.

Nonregulated Energy Operations income was comparatively lower in 2008 due to a $1.2 million gain on the sale of property in northeastern Minnesota in the first quarter of 2007. A higher balance in ALLETE’s investment in the American Transmission Company contributed to increased income in the ATC segment.

Income declined from $3.1 million in the first quarter of 2007 to a $500,000 net loss in the Real Estate segment, reflecting market conditions both nationally and in Florida. Financial results in this business typically fluctuate from quarter to quarter.

In ALLETE’s Other segment, net income increased by $3.4 million, primarily due to gains on sales of investments.

ALLETE’s corporate headquarters are in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended March 31, 2008 and 2007
Millions Except Per Share Amounts
	Quarter Ended
	2008	2007
Operating Revenue	$213.4	$205.3
Operating Expenses
Fuel and Purchased Power	86.3	77.7
Operating and Maintenance	82.4	74.6
Depreciation	12.7	11.7
Total Operating Expenses	181.4	164.0
Operating Income	32.0	41.3
Other Income (Expense)
Interest Expense	(6.7)	(6.3)
Equity Earnings in ATC	3.4	2.9
Other	8.6	4.6
Total Other Income (Expense)	5.3	1.2
Income Before Minority Interest and Income Taxes	37.3	42.5
Income Tax Expense	13.7	16.1
Minority Interest	–	0.1
Net Income	$23.6	$26.3

Average Shares of Common Stock
Basic	28.7	28.1
Diluted	28.7	28.1
Basic and Diluted Earnings Per Share of Common Stock	$0.82	$0.93

Dividends Per Share of Common Stock	$0.43	$0.41

Consolidated Balance Sheet
Millions
	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2008	2007		2008	2007
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$76.2	$46.4	Current Liabilities	$133.6	$137.1
Other Current Assets	149.4	168.1	Long-Term Debt	470.3	410.9
Property, Plant and Equipment	1,153.1	1,104.5	Other Liabilities	360.5	353.6
Investments	225.8	213.8	Shareholders' Equity	751.4	742.6
Other	111.3	111.4
Total Assets	$1,715.8	$1,644.2	Total Liabilities and Shareholders' Equity	$1,715.8	$1,644.2

	Quarter Ended
	March 31,
ALLETE, Inc.	2008	2007
Income (Loss)
Millions
Regulated Utility	$18.1	$18.8
Nonregulated Energy Operations	0.2	2.2
ATC	2.0	1.8
Real Estate	(0.5)	3.1
Other	3.8	0.4
Net Income	$23.6	$26.3
Diluted Earnings Per Share	$0.82	$0.93

Statistical Data
Corporate
Common Stock
High	$39.86	$49.69
Low	$33.76	$44.93
Close	$38.62	$46.62
Book Value	$24.36	$22.54

Kilowatthours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	362.6	341.6
Commercial	359.6	352.2
Municipals	272.9	266.4
Industrial	1,823.2	1,705.4
Other	22.3	22.2
Total Retail and Municipal	2,840.6	2,687.8
Other Power Suppliers	404.1	524.0
Total Regulated Utility	3,244.7	3,211.8
Nonregulated Energy Operations	48.6	63.7
Total Kilowatthours Sold	3,293.3	3,275.5

Real Estate
Other Land
Acres Sold	2	367

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.